UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

October 20, 2015

Date of report (Date of earliest event reported)

RENASANT CORPORATION

(Exact name of registrant as specified in its charter)

Mississippi	001-13253	64-0676974
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

209 Troy Street, Tupelo, Mississippi 38804-4827

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (662) 680-1001

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 20, 2015, Renasant Corporation, a Mississippi corporation (“Renasant”), Renasant Bank, a Mississippi banking association (“Renasant Bank”), and KeyWorth Bank, a Georgia state bank (“KeyWorth”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement, KeyWorth will merge with and into Renasant Bank, with Renasant Bank continuing as the surviving banking association (the “Merger”). The Merger Agreement has been unanimously approved by the Boards of Directors of each of Renasant and KeyWorth.

At the effective time of the Merger, each outstanding share of KeyWorth’s common stock, par value $5.00 per share (other than (a) any shares of KeyWorth common stock owned by KeyWorth, Renasant or any of Renasant’s subsidiaries, except for shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted, and (b) any shares as to which dissenters rights have been exercised and maintained under the Georgia Banking Code), will be converted into the right to receive 0.4494 shares of Renasant common stock, par value $5.00 per share. Cash will be paid in lieu of any fractional shares of KeyWorth common stock based on the closing sale price of Renasant common stock at the end of the trading day prior to the date that the Merger is consummated. The Merger is intended to qualify as a tax-free reorganization within the meaning of the Internal Revenue Code of 1986, as amended.

Each in-the-money stock option granted under KeyWorth’s equity incentive plan or otherwise and each outstanding warrant to acquire shares of KeyWorth common stock will vest in full and be converted into the right to receive a cash payment equal to (a) the total number of shares subject to such stock option or warrant multiplied by (b) the difference between $15.00 and the exercise price of the option or warrant, as the case may be, less applicable tax withholdings. Out-of-the-money KeyWorth stock options and warrants outstanding at the effective time of the Merger will be cancelled for no consideration.

Renasant, Renasant Bank and KeyWorth each have made customary representations and warranties in the Merger Agreement including, among others, representations regarding organization, power and authority, capitalization, financial statements, employee benefit matters and tax matters. KeyWorth has agreed to customary covenants, including, among other things, to conduct its business in the ordinary course and consistent with past practice and prudent banking practice or as required under the Merger Agreement and to comply with certain other operating covenants through the consummation of the Merger. The parties have agreed to cooperate in order to enable Renasant to file with the Securities and Exchange Commission (the “SEC”), as promptly as reasonably practicable, a registration statement on Form S-4, which will include a proxy statement/prospectus.

The Merger Agreement restricts the ability of KeyWorth to solicit proposals relating to alternative business combination transactions, and, subject to certain exceptions, to enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions. However, if KeyWorth receives an unsolicited bona fide written acquisition proposal, KeyWorth may participate in discussions regarding an acquisition proposal solely to clarify the terms of such acquisition proposal. Additionally, KeyWorth may provide information to (after it receives a confidentiality agreement from such person), and may engage in negotiations or discussions with, the party who made the unsolicited acquisition proposal if KeyWorth’s board of directors concludes in good faith, after consultation with its outside legal counsel and financial advisor (as to financial matters), that (a) based on the information then available, such acquisition proposal is more favorable to KeyWorth’s shareholders from a financial point of view than the transactions contemplated by the Merger Agreement and is reasonably likely to be consummated and (b) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

Prior to obtaining the approval of the shareholders of KeyWorth regarding the Merger Agreement and the Merger, KeyWorth’s board of directors may make a change of recommendation or terminate the Merger Agreement to accept a superior proposal if the Board determines in good faith, after consultation with its legal counsel and financial advisors (as to financial matters), that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law. Prior to taking such actions, KeyWorth must give Renasant an opportunity to match such offer.

KeyWorth has agreed to convene a special meeting of its shareholders to consider the approval of the Merger and the adoption of the Merger Agreement, and its board of directors has agreed to recommend that KeyWorth shareholders adopt the Merger Agreement and approve the Merger.

Consummation of the Merger is subject to the adoption of the Merger Agreement and the approval of the Merger by KeyWorth shareholders as well as other customary conditions, such as (a) receipt of all regulatory approvals from, among others, the Federal Deposit Insurance Corporation, (b) effectiveness of the registration statement for the shares of Renasant common stock to be issued to holders of KeyWorth common stock in the Merger, and (c) the absence of any law or order prohibiting the consummation of the Merger. Renasant is not required to consummate the Merger if KeyWorth shareholders holding more than 5.0% of its outstanding common stock exercise dissenters rights (and do not withdraw or otherwise forfeit such rights) or more than 10% of the outstanding options and warrants held by KeyWorth’s directors and executive officers are exercised prior to the closing date of the Merger. Finally, each party’s obligation to consummate the Merger is subject to certain other conditions, including (a) the accuracy of the representations and warranties of the other party, except (subject to limited exceptions) where the inaccuracy would not have a material adverse effect, (b) compliance by the other party with its covenants in all material respects, (c) the delivery of opinions from counsel to each of Renasant and KeyWorth relating to the U.S. federal income tax treatment of the Merger, and (d) the approval for listing on the NASDAQ Global Select Market, subject to notice of issuance, of the shares of Renasant common stock to be issued to holders of KeyWorth common stock in the Merger. Subject to the receipt of all required approvals and the satisfaction of all other conditions, the Merger is expected to be completed in the first quarter of 2016.

The Merger Agreement also provides for termination rights of both Renasant and KeyWorth, under specified circumstances. Further, upon termination of the Merger Agreement under particular circumstances set forth in the Merger Agreement and depending on the circumstances, including the acceptance of a superior proposal, KeyWorth may be required to pay Renasant a termination fee in the amount of $2,350,000 and reimburse Renasant for its costs and expenses in the amount of up to $750,000. In addition, if a party terminates the Merger Agreement on account of the other party’s material breach of the Merger Agreement such that a condition to closing could not be satisfied, the breaching party must reimburse the party terminating the Merger Agreement for its costs and expenses in the amount of up to $750,000.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and incorporated herein by reference.

Lock-Up Agreements

In connection with the execution of the Merger Agreement, each of the directors of KeyWorth entered into lock-up agreements with Renasant. Under these agreements, each director has agreed to vote his shares of KeyWorth common stock in favor of the Merger and to refrain from transferring his or her shares of KeyWorth common stock prior to the vote on the Merger by KeyWorth shareholders. Under the lock-up agreements, the non-employee directors of KeyWorth have also agreed to certain non-competition covenants covering the two-year period following the consummation of the Merger. A copy of the forms of such lock-up agreements are included as part of the Merger Agreement filed as Exhibit 2.1 to this Form 8-K.

Cautionary Statement

The foregoing summary of the Merger Agreement and other agreements referred to above, and the copy of the Merger Agreement and such other agreements filed as Exhibit 2.1 to this Form 8-K and incorporated by reference herein, are included solely to provide investors with information regarding the terms of the Merger Agreement and such other agreements. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates or otherwise to serve as a source of financial, business or operational information about Renasant or KeyWorth. The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the other agreements included as a part thereof.

The Merger Agreement contains representations and warranties by Renasant, Renasant Bank and KeyWorth that were made only for purposes of the Merger Agreement and as of specific dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and in reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or condition of Renasant, KeyWorth or any of their respective subsidiaries or affiliates. Such representations and warranties are not intended to amend, supplement or supersede any statement contained in any reports or documents filed by Renasant or KeyWorth with the SEC. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Renasant’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Renasant and KeyWorth publicly file with the SEC.

Additional Information About the Renasant/KeyWorth Transaction

This report is being made in respect of the proposed Merger. In connection with the proposed Merger, Renasant will file a registration statement on Form S-4 that will include a proxy statement/prospectus, and other relevant documents concerning the proposed Merger, with the SEC. This report does not constitute an offer to sell or the solicitation of an offer to buy any securities. BEFORE MAKING ANY INVESTMENT DECISION, KEYWORTH INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, KEYWORTH AND THE PROPOSED MERGER. When available, the proxy statement/prospectus will be mailed to shareholders of KeyWorth. Investors will also be able to obtain copies of the proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Renasant will be available free of charge from Kevin Chapman, Chief Financial Officer, Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804-4827, telephone: (662) 680-1450.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage companies to provide information about their anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects a company from unwarranted litigation if actual results are different from management expectations. This report reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Renasant and KeyWorth. These forward-looking statements are subject to a number of factors and uncertainties which could cause Renasant’s, KeyWorth’s or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Renasant nor KeyWorth assumes any duty to update forward-looking statements. In addition to factors previously disclosed in Renasant’s reports filed with the SEC and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Renasant Bank and KeyWorth, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Renasant’s and KeyWorth’s plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Renasant’s and KeyWorth’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements, and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Renasant and KeyWorth may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities or costs savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) KeyWorth’s shareholders may fail to approve the transaction; (7) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) inflation; (12) the cost and availability of capital; (13) customer acceptance of the combined company’s products and services; (14) customer borrowing, repayment, investment and deposit practices; (15) the introduction, withdrawal, success and timing of business initiatives; (16) the impact, extent and timing of technological changes; (17) severe catastrophic events in the companies’ respective geographic areas; (18) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (19) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (20) the interest rate environment may compress margins and adversely affect net interest income; and (21) competition from other financial services companies in the companies’ markets could adversely affect operations. Additional factors that could cause Renasant’s results to differ materially from those described in the forward-looking statements can be found in Renasant’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Renasant, KeyWorth or the proposed Merger or other matters and attributable to Renasant, KeyWorth or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Renasant and KeyWorth do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger by and among Renasant Corporation, Renasant Bank and KeyWorth dated as of October 20, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT CORPORATION
Date: October 22, 2015	By:	/s/ E. Robinson McGraw
E. Robinson McGraw
Chairman, President and Chief
Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger by and among Renasant Corporation, Renasant Bank and KeyWorth dated as of October 20, 2015